                                                      Filed by AirGate PCS, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Act of 1934
                                                     Subject Company: iPCS, Inc.
                                        Commission File No. 333-47682; 333-47688

                             [AirGate Letterhead]
                                                      Wednesday, August 29, 2001


Dear Colleagues:

I am pleased to tell you that we announced today that AirGate PCS, Inc. and iPCS, Inc. have agreed to combine in a stock transaction valued at $900 million. iPCS is the Sprint PCS network partner in the midwestern United States serving a total population of more than 7.4 million people in 37 markets located in Illinois, Michigan, Iowa and eastern Nebraska. This transaction brings together two leading Sprint PCS affiliates with superior subscriber growth to create the premier Sprint PCS network partner.

With iPCS, we share a common culture and strategic approach to our markets. The combined company currently includes more than 11 million covered POPs - making it the largest Sprint PCS network partner, based on coverage. By leveraging our joint operating expertise and the Sprint brand, we believe there is significant potential for additional subscriber growth and market penetration.

The wireless communications industry continues to evolve and grow at an unprecedented rate, and we expect this combination to create new opportunities for our employees. We do not expect this transaction to result in a decrease in the total number of employees for the combined company.

With your hard work, we successfully completed AirGate's build out plan in less than 10 months - an industry record. Today we provide service to 82 percent of our territory, including every major metropolitan area in our market. iPCS' build out, which is fully funded, is expected to be completed by the end of the year. By the end of the year, our combined network infrastructure will cover 12 million people in key markets throughout the southeastern and midwestern United States.

Upon completion of the transaction, iPCS will become a wholly owned subsidiary of AirGate. Barry Schiffman will remain Chairman, and I will remain President and Chief Executive Officer of AirGate. Timothy Yager, President and Chief Executive Officer of iPCS, will join the AirGate Board of Directors as one of iPCS' three designated directors. After the merger the board will have nine directors. AirGate will continue to be headquartered in Atlanta, Georgia.

We anticipate that the transaction will be completed by the end of February 2002. In the meantime, I want to thank you for your continued dedication. Your efforts to provide the highest level of service to our customers has positioned us as a leader in the wireless communications industry and enabled us to move forward with iPCS to set new industry benchmarks.

Please join me for an employee teleconference this afternoon at 2:30 p.m. EDT. The dial-in number is (XXX) XXX-XXXX.

More information about our combination with iPCS is included in the news release that accompanies this letter. We will make additional information available to you between now and the time of closing in a variety of ways including AirGate's intranet, field meetings, and alternative communication vehicles.

                                    -more-

We believe that with our attractive markets, larger scale and the strong support of Sprint PCS, as well as the efforts of our employees, we will have the formula for success, creating enhanced growth and profit opportunities.

                                       Sincerely,

                                       /s/ Thomas M. Dougherty

                                       Thomas M. Dougherty
                                       President and Chief Executive Officer

                         AirGate/iPCS Employee Script

Tom Dougherty

Good morning to each of you and thanks for joining us.

We are very excited about our combination with iPCS, which will create what we believe will be the premier Sprint PCS network partner.

As we announced in our press release earlier today, the boards of directors of both AirGate and iPCS have unanimously approved an agreement under which AirGate and iPCS will combine in a tax free stock-for-stock transaction. The transaction has an enterprise value of approximately $900 million, based on our closing stock price yesterday.

We believe that this is a unique opportunity to expand our existing network and customer base and one that allows us to leverage our operating expertise across iPCS' strong and attractive markets. For those of you unfamiliar with iPCS, it is the fifth largest Sprint PCS affiliate. It has the exclusive right to provide services under the Sprint PCS brand to over 7 million POPs in the Midwestern United States, and, as of June 30th, had over 107,000 subscribers.

iPCS' top 15 markets include Grand Rapids - the largest market affiliated by Sprint PCS - with over one million POPs. Other key markets include Cedar Rapids, Champaign-Urbana, Peoria, the Quad Cities, Saginaw-Bay City, and Springfield. Combined with iPCS, we will have approximately 11 million covered POPs - making AirGate the largest Sprint PCS network partner based on coverage - and we currently serve over 300,000 subscribers.

iPCS' service territory is adjacent to several major metropolitan areas that are operated by Sprint PCS, including Chicago, Detroit, Des Moines, Indianapolis and St. Louis, thereby offering us additional sources for roaming revenues.

iPCS' territory is rich in population density and has strong demographics. For instance, the territory includes the headquarters of a number of large companies such as State Farm Insurance, Archer Daniels Midland, Dow Chemical, John Deere and Caterpillar, as well as over 90 colleges and universities. By leveraging our joint operating expertise and the Sprint brand, we believe there is significant potential for additional subscriber growth and market penetration in our combined territory.

We are also proud to say, that the combined company will also boast a subscriber growth rate among the highest in the industry.

As you can see, this transaction brings together two outstanding companies to create a formidable competitor and an outstanding service provider, while creating significant value for shareholders and staying aligned with our expansion strategy.

Together with iPCS, we will be well positioned to capture the growing opportunities in the wireless communications industry. The wireless communications industry continues to evolve and grow at an unprecedented rate, and we expect this combination to create new opportunities for our employees. We do not expect this transaction to result in any significant workforce reductions.

As you know, infrastructure and funding is a competitive differentiator within our industry. With your hard work, AirGate has already completed its network buildout. In fact, we successfully completed AirGate's buildout plan in less than 10 months - an industry record. iPCS expects its buildout to be completed by the end of this year. Importantly, both companies are fully funded, with a significant cash cushion to finance further growth.

Together, by year-end, our network infrastructure will cover 12 million people in key markets throughout the southeastern and midwestern United States. With iPCS, AirGate will cover more than 80 percent of the POPs in our combined territory. We believe that with our attractive markets, larger scale and the strong support of Sprint PCS, we will have the formula for success, creating enhanced growth and profit opportunities.

Upon completion of the transaction, iPCS will become a wholly owned subsidiary of AirGate. Barry Schiffman will remain Chairman of AirGate and I will remain President and CEO. Alan Catherall will also remain CFO of AirGate. Tim Yager, iPCS' President and CEO, will continue in that position until the transaction closes. Tim will then join the AirGate Board of Directors as one of iPCS' three designated directors. When all is said and done, AirGate's board will be expanded to 9 members. AirGate will also continue to be headquartered in Atlanta, Georgia.

We will need customary regulatory review, and approvals by the shareholders of AirGate, both companies' senior secured lenders, and Sprint PCS. A majority of the shareholders of iPCS have already agreed to vote their shares in favor of the merger. We believe that all of our constituencies will recognize the merits of this combination and that approvals can be obtained quickly. We expect the transaction to close by the end of February 2002.

As you know, AirGate has some of the best operating metrics among the Sprint affiliates. To ensure that we continue to bring value to shareholders and customers alike, we have been disciplined in our expansion. With iPCS, we are confident that we have found the right partner to build value, while also creating a true leader within the wireless communications industry. Like AirGate, iPCS has strong relationships with its customers, densely populated territories, attractive market demographics, and a fully funded business plan. Undoubtedly, this is the right transaction at the right time.

I want to thank each of you for your continued dedication. Your efforts to provide the highest level of service to our customers has positioned us as a leader in the wireless communications industry and enabled us to move forward to set new industry benchmarks with this combination. AirGate's expanded footprint will now stretch from Nebraska to the Atlantic and from Northern Michigan down to Georgia. We are excited to be the largest Sprint PCS affiliate and we look forward to working with iPCS's talented management team and employees.

And now, if you have any questions, I would be happy to address them.

Operator...

                              Employee Questions

1.   What are the benefits of this merger?

     This is a unique opportunity for AirGate to expand its existing network and customer base and to leverage our operating expertise across iPCS' strong and attractive markets. We believe AirGate's combination with iPCS will create the premier Sprint PCS network partner. The combined company will:

     .  Be fully funded and have a significant cash cushion;
     . Include approximately 11 million covered POPs - making it the largest Sprint PCS network partner based on coverage;
     .  Serve over 300,000 subscribers;
     . Control distribution that spans attractive territory in seven states, including important markets such as Grand Rapids, Michigan; Charleston, Columbia, and Greenville-Spartanburg, South Carolina; Champaign-Urbana and Springfield, Illinois; and the Quad Cities;
     . Boast among the industry's highest subscriber growth rates; and . Cover more than 80 percent of its POPs. AirGate has already completed its network buildout, and iPCS expects its buildout to be completed by the end of this year.

     Additionally, with iPCS, our expanded territory is adjacent to 30 million POPs in major cities operated by Sprint PCS, including Atlanta, Charlotte, Chicago, Detroit and St. Louis.

2.   How will employees benefit from the merger?

     This transaction brings together two leading organizations, both of which have enjoyed superior subscriber growth. We share a common culture and strategic approach to our markets. Together, our company will be a formidable competitor and outstanding service provider. We believe that with our attractive markets, larger scale and the strong support of Sprint PCS, we will have the formula for success, creating enhanced growth and profit opportunities.

3.   Who will manage the new company?

     Barry Schiffman will remain Chairman of AirGate, Thomas Dougherty will remain president and chief executive officer, and Alan Catherall will remain chief financial officer of AirGate. Timothy Yager, president and chief executive officer of iPCS, will continue in that position until the transaction closes, and Mr. Yager will then join the AirGate Board of Directors as one of iPCS' three designated directors out of a nine member board. A representative of The Blackstone Group LP, which through its affiliated funds is a significant shareholder of iPCS, and another independent director to be agreed upon by both AirGate and iPCS will also be added to the Board.

                                    -more-

4.   What will the combined company be named and where will it be headquartered?

     The new company will maintain the AirGate name and will be headquartered in Atlanta, Georgia.

5.   Will any jobs be eliminated?

     We do not expect this transaction to result in a decrease in the total number of employees for the combined company. The wireless communications industry continues to evolve and grow at an unprecedented rate, and we expect this combination to create new opportunities and enhance the need for qualified employees.

6.   Will any stores or field offices be closed?

     We do not expect to close any stores or field offices as a result of this merger. However, we will always evaluate our operations and organizational structure to make sure that we are operating efficiently and will make adjustments when required.

7.   How many employees will the combined company have?

     The new company will have approximately 750 employees in seven states in the Southeastern and Midwestern United States.

8. What happens to my current benefits and compensation? Will the matching for my 401K remain the same?

     We will continue to offer benefits and compensation programs that are competitive to attract and retain the best employees. We will review the plans of both companies and we will provide you with detailed information as benefit decisions are made.

9.   What happens to my stock options?

     For iPCS employees, options will vest when the transaction closes. There will be no change in the vesting schedule for AirGate employees.

10.  When will the merger be completed? What approvals are needed?

     The transaction is expected to close by the end of February 2002. The transaction is subject to customary regulatory review, and approvals by the shareholders of AirGate, both companies senior secured lenders, and Sprint PCS. A majority of the shareholders of iPCS have agreed to vote their shares in favor of the merger.

                                    -more-

11.  What can employees expect in the interim? What should I do?

     Continue to do your job well. Over the next few weeks and months we will be working with iPCS to identify the best practices of each company and ensure a rapid completion of the transaction and a smooth transition. You should continue to focus on executing our business plan. We will update you as events progress.

12.  When and where can I get answers to my questions about the merger?

     We will make additional information available to you between now and the time of closing in a variety of ways including our AirGate intranet, our regular company publications and through other direct communications to all company employees. You can also address questions to your supervisor.

                                    #  #  #